April 1, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-168803 Filed March 25, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 25, 2011, relating to the above- captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material corrections to the Registration Statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 5 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the last filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Liquidity and Capital Resources, page 42

Net Cash Provided by Operating Activities, page 42

Comment:	1.
We note you previously revised your discussion of cash flows for prior periods in response to our comments to discuss the significant drivers behind changes in your working capital accounts. However, your updated disclosure for the fiscal period ended December 31, 2010 appears to provide very little analysis of significant cash flow drivers. Please ensure your discussion and analysis of historical cash flows is not merely a recitation of changes evident from the financial statements. For example, you indicate that the increase in the nine months ended December 31, 2010 cash from operating activities was primarily due to a change in working capital accounts. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts such as the specific reasons the actual income and VAT taxes paid lagged the related accruals. Similar concerns exist with respect to significant changes in other working capital accounts such as receivables, inventory, and payments in advance.

Response:	The Company has revised the Registration Statement to analyze significant cash flow drivers. Please see Page 41 to 42 of the Registration Statement.

Our Products, page 68

Comment:	2.	We note your response to prior comment four which includes a reconciliation of quantities and costs of tailings for the interim period September 30, 2010. Please provide to us the following:
•	Clarify why the beginning balance of 92,103 tons of tailings plus the 49,850 tons produced less the 4,342 tons sold does not agree to the ending balance of 87,761 tons;
•
Tell us why the total cost allocated to the 49,850 tons produced for the six months ended September 30, 2010 appears to indicate a cost of $2.77 per ton produced when the historical cost per ton appears substantially in excess of that amount;

•
Explain to us why the ending total cost for tailings at September 30, 2010 of $4,983,567 exceeds your finished goods inventory at September 30, 2010 as disclosed on page Q-17 of Amendment No. 3. Similar concerns exist for the balances reported at March 31, 2010;

•
To the extent tailings are included in other categories of your inventory (e.g. raw materials or work-in-process), clarify the basis for your categorization in light of your accounting policy note for finished goods on page F-7; and

•	Add to your rollforward to provide similar information through your most recent interim date.

Response:	The Company has revised the ending balance for the interim period ended September 30, 2010 to 137,611 tons.

Period		Quantities (Tons)	Total cost ($)
For the year ended March 31, 2010	Beginning balance	52,348	2,539,752
	Additional production	355,673	20,501,558
	Quantities sold	315,918	18,049,139
	Remaining quantities	92,103	4,992,170
For the six months ended September 30, 2010	Beginning balance*	92,103	5,085,442
	Additional production	49,850	137,874
	Quantities sold	4,342	239,749
	Remaining quantities	137,611	4,983,567
* Due to an exchange rate computation error, the beginning balance of April 1, 2010 was restated to $5,085,442 in this table. (The exchange rate should be 6.7011)

In the year 2009, because of the financial crisis and nonferrous metal market’s turmoil, the Company changed its business strategy by switching its primary sales to tailings.  The only products sold in that year were tailings and a small amount of zinc calcine.  Thus, the majority of cost of goods sold (“COGS”) was allocated to tailings, which resulted in a relatively high unit cost for tailings.  However, due to the  global economic recovery and the rebound of non-ferrous metal prices in year 2010, the Company produced various zinc and lead related products.  As such, our primary sales switched back to profitable zinc and lead related products, such as zinc calcine, zinc dust and sand, electric dust, sulfuric acid, lead concentrates, pyrites, and oxidized ores.  Smaller amount of tailings were produced and sold during this period.  COGS were allocated on a variety of products, among which tailings accounted for a smaller proportion. Thus, the unit cost of tailings was decreased substantially when compared with the same period in 2009.

According to the Company’s accounting policy, inventories consist of raw materials, work-in-process and finished goods.  Products from concentrator facilities are work-in-progress products, which include tailings.  Therefore, the ending total cost for tailings is categorized into work-in-progress inventory instead of finished goods.  The Company has revised its interim and annual reports’ footnotes to clarify its inventory categorization.  Please see Page Q-7 and F-7 of the Registration Statement.

According to the Company’s policy, it conducts a physical count semi-annually, one month after the second and fourth quarter, to measure tailings quantities in the tailing containment facilities.  The additional production amount for the nine months ended December 31, 2010 is same as the one for the six months ended September 30, 2010 because the additional production data of the second-half year will only be available one month after the year ended March 31, 2011.

Period 1		Quantities (Tons)	Total cost ($)
For the year ended March 31, 2010	Beginning balance	52,348	2,539,752
	Additional production	355,673	20,501,558
	Quantities sold	315,918	18,049,139
	Remaining quantities	92,103	4,992,171
For the nine months ended December 31, 2010	Beginning balance	92,103	5,145,644
	Additional production	49,850	136,572
	Quantities sold	22,222	1,241,526
	Remaining quantities	119,731	4,040,690
*For the year ended March 31, 2010, the exchange rate was 6.8263 and for the nine months ended December 31, 2010, the exchange rate was 6.6227.

Note 17 Segment Information, page F-17

Comment:	3.
We note your response to prior comment five which indicates that you do not take title to the zinc concentrate received from third parties and that you do not sell it back to the same or different third party subsequent to processing. Please clarify how you have general inventory risk if you do not take title to the zinc concentrate. In addition, please clarify who you sell the processed zinc to if you do not sell it to the same third party that you purchased the zinc concentrate from or any other third party.

Response:
To clarify our previous response, the Company takes title to the zinc concentrate received from third parties and does not sell it back to the same or different third party subsequent to processing.  The Company utilizes purchased and self-produced zinc concentrate as raw materials for further processing to obtain refined zinc and related products, such as zinc calcine, zinc dust and sand, electric dust and sulfuric acid, etc.  These finished products were sold to companies that require these products, such as, trading companies and manufacturers.

Consolidated Statements of Cash Flows, page Q-4

Comment:	4.
We note your depreciation for the nine months ended December 31, 2010 decreased substantially in comparison to the nine months ended December 31, 2009. Please explain to us why this is the case. As part of your response, please revise your accounting policy disclosures on pages Q-8 and F-8 to clarify the base (e.g. proven and probable reserves, or some other base) you use for your units-of-production depletion calculation.

Response:
The Company has a consistent accounting policy on its depreciation calculation and there is no change on its depletion calculation. According to the decision of the management, the Company has decided to dispose of the fixed assets that are not in alignment with the Company's day-to-day operations and suspend depreciation accrual on them.  The aggregate amount of these fixed assets as of December 31, 2010 was $4,045,289 and the non-accrual depreciation expenses were approximately $184,385.  Please refer to the below table for details.

Disposed fixed assets	Acquisition cost	Non-accrual depreciation
A disposed subarea of the tailings containment facility	$2,028,267	$73,778
A disposed adit in working area No.3 in Shangchao mine	$384,805	$13,997
A disposed zinc-oxide production workshop	$608,513	$22,135
Disposed smelting equipments	$1,023,704	$74,474
Total	$4,045,289	$184,385

The Company has revised the Registration Statement to clarify the base it uses for its units-of-production depletion calculation.  Please see Page Q-8 and F-8 of the Registration Statement.

Note 14 Convertible Notes, page Q-19

Comment:	5.
We note your response to comment nine which indicates that the IPO price is considered to be the exit price. We are unable to agree with this assessment. Note that an exit price is defined in ASC 820-10-20 as the price that would be received to sell an asset. In the instance of the warrant holders, they are entitled to exercise the warrants at 110% of the IPO price. While the exercise price of the warrants may impact the fair value of such warrants, the fair value measurement objective of ASC 820-10-35-53 is the price that the warrant holders would be willing to sell such warrants. Refer to ASC 820 which provides valuation techniques when no observable inputs exist. We reissue prior comment nine.

Response:
We have revised the unaudited financial statements for six months ended September 30, 2010 and nine months ended December 31, 2010 to properly account for the fair value of the warrants issued in accordance with ASC 820-10-35-53.  Please see the financial statements for the nine months ended December 31, 2010 beginning at Q-1 of the Registration Statement.

Comment:	6.
We note your response to prior comment 10 which indicates that the warrant agreement is to avoid possible dilution and maintain the original share amount ratio. Please refer to ASC 815-40-55-33 through 34 and indicate whether your warrants are considered indexed to your stock. In doing so, please tell us all of the specific circumstances in which the strike price of the warrants would be adjusted.

Response:	The strike price of the options is fixed at $5.50 per share in accordance with the amended warrant agreement terms. Our warrants are not considered to be indexed to our stock.

Note 16 Income Taxes, page Q-20

Comment:	7.
We note your response to prior comment 11 includes a rollforward of taxes payable. It appears that the $646,569 April 1, 2009 balance in your rollforward is inconsistent with the $1,082,894 balance reflected in your March 31, 2009 balance sheet. In addition, the supplemental information in your statements of cashflows reflects $2,607,402 of income tax paid for the year ended March 31, 2010 which differs from the $2,170,510 income tax paid as indicated in your rollforward. Please provide us an updated response to clarify or revise these inconsistencies. In addition, update the rollforward of your tax payable account for the latest period presented.

Response:
The Company has revised the rollforward table of its tax payable account to be consistent with its financial report. The cash flows statement has also been revised to reflect the correct cash paid amount to income tax for the nine months ended December 31, 2010 and 2009.

Period 1		Amount ($)
		VAT	Income Taxes	Total
For the year ended March 31, 2010	Beginning Balance	$497,642	$586,774	$1,084,416
	Tax Payable	$6,582,595	$2,284,723	$8,867,318
	Tax Paid	$6,451,053	$2,608,357 2	$9,059,410
	Ending Balance	$629,184	$263,140	$892,324
For the nine months ended December 31, 2010	Beginning Balance	$648,527	$271,230	$919,757
	Tax Payable	$5,477,606	$3,570,159	$9,047,764
	Tax Paid	$3,081,428	$101,361	$3,182,790
	Ending Balance	$3,044,704	$3,740,027	$6,784,731
1. For the year ended March 31, 2010, the exchange rate was 6.8263 and for the nine months ended December 31, 2010, the exchange rate was 6.6227.
2. Due to the differing exchange rate, the tax paid amount for the year ended March 31, 2010 differed slightly from the amount on the cash flows statement ($2,607,402).

Note 23 Segment Report, Q-23

Comment:	8.
We note your revised disclosure that you grouped products into three segments due to their different production process, technologies, and production cycles. Please clarify which three segments that you are referring to and whether they are deemed reportable segments as specified in ASC 280-20-50-10. If applicable, provide the disclosures for each of your reportable segments as required by ASC 280-10-50-20 through 26.

Response:
The Company has a complete production chain beginning from the most upper part of mine extraction to delivery of refined zinc and related products from the smelter and the Company is operated in a vertically integrated business model.  The Company does not make its operation decisions by reviewing separate financial information on its production process, but rather as a group.  The Company reports its profit and loss as a group and we believe that the requirement  to conduct reportable segment disclosure by products is not applicable to us.

The Company has revised the segment reporting notes in its interim and annual report footnotes to address this comment. Please see Page F-17 and Q-23 of the Registration Statement.

Exhibit 5.1

Comment:	9.
Please obtain and file a revised legal opinion that opines on the correct number of shares being registered or advise. In this regard, we note that the registration statement appears to cover 11,700,000 common shares, but the legal opinion references 12,300,000.

Response:	The Company has obtained a revised legal opinion. Please see Exhibit 5.1 of the Registration Statement.

Comment:	10.
It does not appear that the legal opinion addresses the legality of the 4,800,000 shares being offered and sold by the selling shareholders. For example, the opinion appears limited to shares being offered "by the Company." Please obtain and filed a revised legal opinion.

Response:	The Company has obtained a revised legal opinion to address the legality of the shares being offered and sold by the selling shareholders. Please see Exhibit 5.1 of the Registration Statement.

Comment:	11.
Please obtain and file a revised legal opinion that does not suggest that counsel is not qualified to opine on the relevant law. For example, we note your statement that counsel is licensed to practice law only in the State of New York.

Response:	The Company has obtained a revised legal opinion. Please see Exhibit 5.1 of the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours, /s/ Arthur Marcus Arthur S. Marcus, Esq.